AGM121

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HALIFAX, NOVA SCOTIA

THURSDAY, APRIL 26, 2012

VOTING RESULTS

The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the “Bank”) held on April 26, 2012. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at cibc.com/ca/investor-relations/annual-reports.html.

The Board of Directors and management recommended that shareholders vote FOR the appointment of Ernst & Young LLP as Auditors of the Bank, FOR the election as director of each of the 15 nominees listed in the Management Proxy Circular, FOR an advisory resolution on executive compensation approach, and FOR a special resolution confirming an amendment to section 6.1(1) of By-Law No. 1 relating to the authorized common share capital of CIBC.

1	Appointment of Auditors

Ernst & Young LLP was appointed as the auditors of the Bank.

VOTES FOR		VOTES WITHHELD
203,619,044	99.59%	830,384	0.41%

2	Election of Directors

Each of the following 15 nominees proposed by management was elected as a Director of the Bank.

NOMINEES	VOTES FOR		VOTES WITHHELD
B.S. Belzberg	193,647,252	96.22%	7,616,835	3.78%
G. F. Colter	193,908,688	96.35%	7,355,399	3.65%
D. D’Alessandro	191,047,408	94.92%	10,216,679	5.08%
P. D. Daniel	199,065,535	98.91%	2,198,552	1.09%
L. Desjardins	200,131,424	99.44%	1,132,663	0.56%
G. D. Giffin	192,667,131	95.73%	8,596,652	4.27%
L. S. Hasenfratz	193,260,035	96.02%	8,004,052	3.98%
N. D. Le Pan	200,737,259	99.74%	526,828	0.26%
J. P. Manley	192,548,140	95.67%	8,715,643	4.33%
G. T. McCaughey	193,865,439	96.32%	7,398,648	3.68%
J L. Peverett	200,419,502	99.58%	844,281	0.42%
L. Rahl	168,055,289	83.50%	33,208,494	16.50%
C. Sirois	193,186,092	95.99%	8,077,995	4.01%
K. B. Stevenson	200,340,432	99.54%	923,230	0.46%
R. W. Tysoe	175,946,966	87.42%	25,317,121	12.58%

3	Advisory resolution on executive compensation approach.

VOTES FOR		VOTES AGAINST
196,141,522	97.46%	5,117,894	2.54%

4	Special Resolution confirming a By-Law amendment relating to authorized common share capital.

VOTES FOR		VOTES AGAINST
199,838,098	99.29%	1,419,331	0.71%

5	Shareholder Proposals

The Board of Directors and management recommended that shareholders vote AGAINST each of the following shareholder proposals.

PROPOSAL NO. 1	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN*
Stock options and actual performance of executives	8,174,503	4.07%	192,595,959	95.93%	488,170

PROPOSAL NO. 2	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Performance-based compensation	5,071,651	2.53%	195,679,632	97.47%	510,160

PROPOSAL NO. 3	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Independence of compensation advisors	4,267,951	2.13%	196,488,910	97.87%	500,839

PROPOSAL NO. 4	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Calculation for employee pension benefits	2,516,560	1.26%	197,567,050	98.74%	1,171,727

PROPOSAL NO. 5	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Early retirement rules	8,429,398	4.20%	192,223,167	95.80%	599,989

PROPOSAL NO. 6	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Director remuneration	9,233,170	4.60%	191,437,852	95.40%	576,346

PROPOSAL NO. 7	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Reimbursement of reasonable expenses incurred by a shareholder in a contested election of directors	2,201,410	1.10%	197,893,269	98.90%	1,151,861

PROPOSAL NO. 8	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Reimbursement of reasonable expenses incurred by a shareholder for submitting shareholder proposals	2,793,511	1.39%	197,721,565	98.61%	732,591

PROPOSAL NO. 9	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Shareholder approval of equity compensation plans	3,675,564	1.83%	197,055,367	98.17%	513,534

PROPOSAL NO. 10	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Maximum five-year consecutive term for re-appointment of auditors	4,687,320	2.34%	195,912,689	97.66%	645,406

PROPOSAL NO. 11	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Director independence definition	3,628,513	1.81%	196,482,640	98.19%	1,138,280

PROPOSAL NO. 12	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Director and officer self dealings disclosure	4,298,337	2.15%	195,820,902	97.85%	1,130,358

PROPOSAL NO. 13	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
Shareholder approval of executive compensation package before payout	3,865,250	1.93%	196,840,580	98.07%	544,025

*	An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.